Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 1:   Broker-Dealer Operator Trading Activities on the ATS

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

☐ Yes   ■ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

The UBS ATS offers certain services to the Class A Direct Subscribers that differ from those provided to other classes of Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission.

- Item 3, Exclusion from ATS Services – Class A Direct Subscribers are not subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are not subject to exclusion from ATS Services. However, orders from clients of the US Retail Market Making Desk (RMM), and orders from Retail Broker Dealer clients of Global Cash Equities categorized as Source Category 2 are subject to reversion analysis and Source Category grading. Details of that grading process and the definition of the term "Source Category" are available in Part III, Item 13.

- Item 5, Means of Entry – Class A Direct Subscribers do not have direct connectivity to the UBS ATS; their orders and CIs enter the UBS ATS through the UBS SOR using the industry standard Financial Information eXchange protocol (FIX 4.2).

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are described in Part III, Item 9.

- Item 13, Segmentation; Notice – Class A Direct Subscribers are not subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are not subject to exclusion from ATS Services. However, orders from clients of the RMM and orders from Retail Broker Dealer clients of Global Cash Equities categorized as Source Category 2 are subject to reversion analysis and Source Category grading. Details of the grading process and the term "Source Category" are defined in Part III, Item 13.

- ~~Item 14, Counter-Party Selection –~~
  - ~~Class A Direct Subscriber orders received from RMM may opt out~~For information on counter-party selection please see Part III, Item 14a of ~~crossing with contras in Source Categories 3, 4 and/or 5.~~
  - ~~Class A Direct Subscriber orders and CIs categorized as~~ this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category ~~2 may opt out of~~" which dictates the permitted crossing ~~with contras in Source Categories 3, 4 and/or 5.~~
  - restrictions that can be placed on orders for Class A Direct ~~Subscriber orders and CIs categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
- and Class A Indirect ~~Subscriber orders and CIs categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~Subscribers as well as all Subscribers.
  - ~~All Subscriber orders and CIs may opt out of crossing with contras in Source Category 5.~~

- Item 19, Fees – The UBS ATS does not charge an execution fee for Class A Direct

Subscribers.

- Item 21, Trade Reporting – Business Unit principal orders crossing with other Business Unit principal orders will be treated as internal journal movements if the same legal entity is on each side of the cross and will not be reported to a trade reporting facility. All other Business Unit principal order crosses will be reported as principal.

Item 2:   Affiliates Trading Activities on the ATS

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?
☐ Yes   ■ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

The UBS ATS offers certain services to Affiliates that differ from those provided to Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – Affiliates are not subject to Source Category grading or Conditional Scoring, except for clients of RMM, which clients are subject to Source Category grading.

- Item 5, Means of Entry – Affiliates do not have direct connectivity to the UBS ATS. All Affiliate orders and CIs enter the UBS ATS through the UBS SOR using FIX 4.2.

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers on behalf of an Affiliate are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are described in Part III, Item 9.

- Item 13, Segmentation; Notice – Affiliates are not subject to Source Category grading or Conditional Scoring, except for clients of RMM, which clients are subject to Source Category grading.

- Item 14, Counter-Party Selection –
    - ~~Class A Direct Subscriber orders received from RMM may opt out~~<u>For information on counter-party selection please see Part III, Item 14a</u> of ~~crossing with contras in Source Categories 3, 4 and/or 5.~~
    - ~~Class A Direct Subscriber orders and CIs categorized as~~ <u>this Form ATS-N under the headline "Restricting Crossing Against a Specific</u> Source Category ~~2 may opt out of~~<u>" which dictates the permitted</u> crossing ~~with contras in Source Categories 3, 4 and/or 5.~~
    - <u>restrictions that can be placed on orders for </u>Class A Direct ~~Subscriber orders and CIs categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
    - <u>and </u>Class A Indirect ~~Subscriber orders and CIs categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~
- ~~All Subscriber orders and CIs may opt out of crossing with contras in Source Category 5~~<u>Subscribers as well as all Subscribers</u>.

- Item 19, Fees – Affiliates do not pay an execution fee to the UBS ATS.

Item 5: Other Products and Services

    a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

    ■ Yes   ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The Broker-Dealer Operator offers a wide range of execution products and services (the "Electronic Trading Services" or "Services") that enable clients to interact with displayed and non-displayed liquidity, including the UBS ATS, through algorithmic trading, UBS SOR, and Direct Market Access (DMA). The use of the Services is governed by the relevant contractual agreements between the client and UBS Securities LLC with no specific terms and conditions for routing orders and/or Conditional Indications to the UBS ATS.

UBS ATS Subscribers fall into one of the following categories:

- Class A Direct Subscribers are the trading desks (see Part II, Item 1 for more information) which are within UBS Securities LLC ("UBS" or "Broker-Dealer Operator"), where the trading desks route orders and trading interest to the UBS ATS using the Broker Dealer Operator Services and UBS makes the routing decision. This consists of UBS Algorithmic child orders and CIs from the UBS SOR routed on behalf of UBS clients, and also includes Principal flow from UBS trading desks and orders and CIs from RMM.

- Class A Indirect Subscribers are clients of the Broker-Dealer Operator that direct orders or CIs to the UBS ATS through the Electronic Trading Services provided by the Broker-Dealer Operator. They must undergo UBS' standard onboarding and Know Your Client (KYC) review processes.

- Class B Direct Subscribers must be a US registered broker-dealer and a member of at least one self-regulatory organization. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance & Operational Risk Control ("Compliance"). If approved, they must undergo UBS' onboarding and KYC review processes and sign a specific UBS ATS Subscriber Agreement. Class B Direct Subscribers direct orders and CIs to the UBS ATS through their own direct connections to the UBS ATS;

- Class B Indirect Subscribers must be US based and fully disclosed to and approved by the UBS ATS to direct orders and CIs to the UBS ATS through a Class B Direct Subscriber. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance. If approved, they must undergo UBS' onboarding and KYC review processes, but Class B Indirect Subscribers do not sign a specific UBS ATS Subscriber Agreement. The Broker-Dealer Operator has the authority and discretion to deny any Class B Indirect Subscriber proposal made by a Class B Direct Subscriber.

The Services that UBS offers to Subscribers are as follows.

- Class A Direct Subscribers: The Broker Dealer Operator offers all of the aforementioned Services to the Class A Direct Subscribers.

- Class A Indirect Subscribers: UBS offers Class A Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS (DMA) either through the UBS SOR and/or a UBS developed FIX 4.2 client connectivity proxy and/or through a UBS controlled third party technology platform.

- Class B Direct Subscribers and Class B Indirect Subscribers: UBS offers Class B Direct Subscribers and Class B Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS through a FIX 4.2 or UBP connection (See Part III, Item 5) as well as the ability to establish a direct cross-connect to the UBS ATS (See Part III, Item 6). In addition to being approved by the Broker Dealer Operator, Class B Direct Subscribers and Class B Indirect Subscribers of the UBS ATS must complete an onboarding questionnaire and be approved by the UBS ATS for access to the UBS ATS.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes   ■ No

If no, identify and explain any differences.

The UBS ATS offers certain services to the Broker Dealer Operator that differ from those provided to other classes of Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading and Conditional Scoring, and therefore are subject to exclusion from ATS Services. However, not all Class A Direct and Indirect Subscriber orders and CIs are subject to reversion analysis and Source Category grading and Conditional Scoring. For more information, please see Part III, Item 13(a).

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are first defined in Part III, Item 9.

- Item 13, Segmentation – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are subject to exclusion from ATS Services. However, not all Class A Direct and Indirect Subscriber orders and CIs are subject to reversion analysis and Source Category grading or Conditional Scoring.

- Item 14, Counter-Party Selection –
    - ~~Class A Direct Subscriber orders received from RMM may opt out~~For information on counter-party selection please see Part III, Item 14a of ~~crossing with contras in Source Categories 3, 4 and/or 5.~~
    - ~~Class A Direct Subscriber orders and CIs categorized as~~ this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category ~~2 may opt out of~~" which dictates the permitted crossing ~~with contras in Source Categories 3, 4 and/or 5.~~
    - restrictions that can be placed on orders for Class A Direct ~~Subscriber orders and CIs categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
    - and Class A Indirect ~~Subscriber orders and CIs categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~
- ~~All Subscriber orders and CIs may opt out of crossing with contras in Source Category 5~~Subscribers as well as all Subscribers.

- Item 19, Fees – The UBS ATS does not charge an execution fee for Class A Direct Subscribers.

It is possible for a US registered broker-dealer to be a Class B Direct Subscriber of the UBS ATS, and also sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services. In this case, the manner in which such a client sends an order or CI to the UBS ATS determines how the order is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber, according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their direct connection, it would be classified as a Class B Direct Subscriber.

Similarly, it is also possible for a Class B Indirect Subscriber to sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services, in which case the manner in which such a client sends an order or CI to the UBS ATS determines how the order or CI is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber , according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their directed access provided by a Class B Direct Subscriber, it would be classified as a Class B Indirect Subscriber.

Item 6: Activities of Service Providers

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☐ Yes   ■ No

The UBS ATS offers certain services to Affiliates that differ from those provided to Class A Indirect Subscribers, Class B Direct Subscribers and Class B Indirect Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – Affiliates are not subject to Source Category grading or Conditional Scoring, except for clients of RMM.

- Item 5, Means of Entry – Affiliates do not have direct connectivity to the UBS ATS. Affiliate Orders enter the UBS ATS through the UBS SOR using FIX 4.2.

- Item 6, Connectivity and Co-location – Affiliates do not have direct connectivity to the UBS ATS. Affiliate Orders enter the UBS ATS through the UBS SOR using FIX 4.2 and traverse a client-facing firewall.

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by the Broker-Dealer Operator on behalf of an Affiliate are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are defined in Part III, Item 9.

- Item 13, Segmentation; Notice – Affiliates are not subject to Source Category grading or Conditional Scoring, except for clients of RMM.

- Item 14, Counter-Party Selection –
    - ~~Class A Direct Subscriber orders received from RMM may opt out~~For information on counter-party selection please see Part III, Item 14a of ~~crossing with contras in Source Categories 3, 4 and/or 5.~~

- ~~Class A Direct Subscriber orders and CIs categorized as~~ this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category ~~2 may opt out of~~" which dictates the permitted crossing ~~with contras in Source Categories 3, 4 and/or 5.~~
  - restrictions that can be placed on orders for Class A Direct ~~Subscriber orders and CIs categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
  - and Class A Indirect ~~Subscriber orders and CIs categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~
- ~~All Subscriber orders and CIs may opt out of crossing with contras in Source Category 5~~Subscribers as well as all Subscribers.

- Item 19, Fees – Affiliates do not pay an execution fee to the UBS ATS.

Part III: Manner of Operations
Item 5: Means of Entry

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

  ■ Yes   ☐ No

  If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

  Class A Direct Subscribers may enter orders, CIs and trading interest into the UBS ATS through the UBS Algorithmic Trading platform (e.g., VWAP algorithm, UBS Select algorithm, etc.), and/or via a UBS SOR tactic (e.g., DarkPost, SmartSeek, etc.). Note that clients of Class A Direct Subscribers may connect to the UBS Algorithmic platform and/or the UBS SOR using FIX 4.2.

  Class A Indirect Subscribers direct the entry of orders, CIs, or trading interest into the UBS ATS through the UBS SOR and/or a UBS developed FIX 4.2 client connectivity proxy and/or through a UBS controlled third party technology platform utilizing UBP or FIX 4.2. The path chosen by the Class A Indirect Subscriber to send orders to the UBS ATS may affect the latency experienced, and latency may vary due to conditions. The experienced latency for any individual order or CI may materially differ from the median times typically observed. In general, Class A Indirect Subscribers accessing the UBS ATS through the UBS SOR will typically have the highest latency followed by the UBS developed FIX 4.2 client connectivity proxy followed by the UBS controlled third party technology platform utilizing UBP or FIX 4.2 which will typically have the least latency.

  Class B Direct and Indirect Subscribers connect directly to the ATS without utilizing any additional Services from the Broker-Dealer Operator outside of the UBS ATS. They may choose to use either FIX 4.2 or UBP to enter their orders but CIs may only be entered via FIX 4.2.

  Latency is the total amount of time it takes for a message to reach the UBS ATS, be processed by the UBS ATS, and be responded to by the UBS ATS. The protocol chosen by a Subscriber may affect the latency experienced, and latency may vary due to conditions. The experienced latency for any individual order or CI may materially differ from the median times typically observed. For more information on latency please refer to the UBS ATS FAQ document which can be found on our website at www.ubs.com/ats.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

  ☐ Yes   ■ No

If no, identify and explain any differences.

Class A Direct Subscribers do not have direct connectivity to the UBS ATS and can only enter orders and CIs through the UBS SOR (orders and CIs can be sent to the SOR either directly, or via the UBS Algorithmic Trading platform, or via the US Retail Market Making desk). Orders and CIs from the UBS SOR enter the UBS ATS via FIX 4.2.

Class B Direct and Indirect Subscribers as well as Class A Indirect Subscribers may connect to the UBS ATS utilizing FIX 4.2 and/or UBP either directly or through a UBS managed third party technology platform.

Item 13: Segmentation; Notice
a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?
■ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

UBS ATS segments incoming order flow into different Source Categories. Upon order acceptance by the UBS ATS, orders are designated with a single Source Category. Source Categories are used by the UBS ATS when applying certain crossing restrictions.

Grading Eligibility
Orders not received from the UBS SOR are eligible for grading.

Orders received from the UBS SOR are not eligible for grading except the following:
1. Orders from clients of the US Retail Market Making Desk (RMM)
2. Orders from a retail broker-dealer via the UBS SOR categorized as Source Category 2

Source Categories used in the UBS ATS are defined as follows:

- Source Category 1: Retail Orders from RMM received through the UBS SOR. "Retail Orders" are held orders submitted to RMM, irrespective of whether the orders have been attested as meeting the definition in NYSE Rule 107C(a)(3). The reversion level of the flow must be less than or equal to 10%.
- Source Category 2: Certain orders received from the UBS SOR (e.g., institutional, retail broker-dealer, UBS Affiliate, UBS Principal); or through Sponsored Access where the underlying client is an institutional client of UBS (this includes clients transacting with full attribution through "Single Ticket" clearing arrangements administered by other broker-dealer firms). A Single Ticket clearing arrangement refers to an institutional client using a broker-dealer to reduce clearing costs and operational complexity around account allocations. For grading purposes, the reversion level of the eligible order flow must be less than or equal to 10%.
- Source Category 3: Consists of (i) Order flows received that are eligible for grading and exhibit reversion levels less than or equal to 10%; or (ii) all other order flows received that are not eligible for grading and do not meet the requirements for Source Categories 1 and 2.
- Source Category 4: Order flows that are eligible for grading must exhibit reversion levels greater than 10% and less than or equal to 25%.
- Source Category 5: Order flows that are eligible for grading must exhibit reversion levels greater than 25%.

ATS Execution Committee

The ATS Execution Committee, consisting of representatives from the ATS Desk, Quant/Analytics, and Compliance & Operational Risk Control, is the recognized forum within the UBS Investment Bank which governs execution quality of the UBS ATS. The ATS Execution Committee meets monthly, and examines and evaluates the activity of subscribers within the ATS, including, but not limited to:

- Subscriber Source Category Segmentation
- Subscriber Grading of Conditional Indications
- Reversion Based Subscriber Suspension

Committee membership consists of representatives from the ATS Desk, Electronic Trading Quant/Analytics, and Compliance & Operational Risk Control.

Grading Process:

The grading process is a monthly quantitative review of reversion metrics for the prior 3 months of trading activity (the "Review Period"), where the primary, short term reversion metric is based on post-trade changes to the NBBO after trades occur in UBS ATS. The short term reversion metric is calculated as the notionally-weighted difference between the execution price and the midpoint of the self-derived Best Bid Offer ("BBO") one (1) second after the time of the execution, expressed as a percentage of the spread at the time of the execution.

Initial Source Category Placement:

Class A Indirect Subscribers, Class B Direct Subscribers, and Class B Indirect Subscribers may request to have their order flow split into separate flows (a subset of flow) for the purposes of grading by sending an email request to the UBS ATS. Initial Source Category placements will remain in effect until the UBS ATS Execution Committee has sufficient data to provide a statistically significant analysis and decision.

- All Class A Direct Subscriber orders will be placed into the Source Category determined by the Broker-Dealer Operator depending on client type. The Broker-Dealer Operator does not split flow for grading purposes.
- All flows that are new business from clients defined as Class B Direct Subscribers or broker-dealers that are Class B Indirect Subscribers will initially be placed in Source Category 5.
- All flows that are new business from institutional clients that are Class B Indirect Subscribers will initially be placed in Source Category 3.
- All flows that are new business and from institutional clients defined as Class A Indirect Subscribers that access the ATS via the SOR will be placed in Source Category 2.
- All flows that are new business and from clients defined as institutional Class A Indirect Subscribers that do not access the ATS via the SOR will initially be placed in Source Category 3.
- All new subsets of flows that are created by separating existing business, for the purpose of Source Category Grading will initially be placed in the current Source Category of the existing flow.

Additional elements of the reversion analysis:

- When an execution occurs in a locked market a $0.01 spread is used for analysis purposes.
- Material outliers are excluded from the analysis.
- Any execution where either side is a Firm-Up in response to a Conditional Invitation is excluded from the analysis.
- Measurement is based on a notional weighted average over a trailing three (3) month period.
- The analysis of each flow (or subset of flow) to determine if it meets the requirements for Source Category 3 is based on executions against midpoint peg Day Orders from the UBS

algorithms only.
- The analysis of each flow (or subset of flow) to determine if it is categorized as Source Category 4 or Source Category 5 is based on executions against all Day Orders.

At any time in its reasonable discretion, UBS ATS management may revise a Source Category by changing it to a higher grade (e.g., from Source Category 3 to Source Category 4). Such a revision would generally occur in response to a significant change in client behavior or a consistent fluctuation of a Source Category grade, and the determination would be documented in the UBS ATS Execution Committee meeting minutes.

Restricting Crossing Against a Specific Source Category

~~The below~~
For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions ~~are managed by each Subscriber on an order by order basis by sending the proper crossing restriction value~~that can be placed on ~~each order. For details of what values are available please see the UBS ATS Specification at www.ubs.com/ats.~~

- orders for Class A Direct ~~Subscriber orders received from RMM may opt out of crossing with contras in Source Categories 3, 4 and~~/or 5.
- ~~Class A Direct Subscriber orders categorized as Source Category 2 may opt out of crossing with contras in Source Categories 3, 4 and/or 5.~~
- ~~Class A Direct Subscriber orders categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
- Class A Indirect ~~Subscriber orders categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~

~~All~~ Subscribers ~~in the UBS ATS may opt out of crossing with contras in Source Category 5~~as well as all Subscribers.

Item 14: Counter-Party Selection

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

    ■ Yes   ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Crossing Restrictions:

The UBS ATS allows all Subscribers to use the following optional crossing restrictions to limit interactions with certain orders, CIs and trading interest:

- No Self Cross: To prevent crossing against a Subscribers "own orders or CIs" (orders or CIs sent that have the same flow identifying name). The No Self Cross restriction can be configured at the UBS ATS upon request to prevent self-crossing across multiple flow identifying names ("Family Group"). It can also be managed by the Subscriber on an order-by-order basis within the same flow identifying name. However, no self cross is always assumed to have been sent if the flow identifying name is in a Family Group.

- No UBS Principal: To prevent crossing against UBS Principal Orders or CIs; managed by Subscribers on an order-by-order basis.

- Round Lot Only: To prevent crossing in other than round lot quantities; managed by Subscribers on an order-by-order basis.

- No Locked: To prevent crossing on a pegged order when the NBBO is locked (NBB = NBO); managed by UBS ATS and would apply to all orders on a specific flow identifying name. This crossing restriction also will prevent an Invite during a locked market for pegged CIs.

- PeggedMidPointMode: The UBS ATS supports two variants of midpoint Pegged Orders or CIs: (1) FillToLimit (default), and (2) FillToMidpoint. For orders, the variant only affects execution price if the limit price on the order is less aggressive than the midpoint (i.e., a buy order with a limit price below the midpoint or a sell order with a limit price above the midpoint). If FillToLimit is selected, these orders may fill away from the midpoint, whereas orders with FillToMidpoint selected will not. For CIs, the variant may affect if an Invite can be generated.

- Enable Conditionals: To enable a Day Order to interact with Conditional Indications; this crossing restriction can be managed by Subscribers on an order-by-order basis.

- Minimum Quantity: Orders and CIs may be sent to the UBS ATS with a minimum quantity value specified, and managed by Subscribers on an order-by-order basis. When used, UBS ATS will only match or generate an Invite when at least the specified number of shares is available from a single eligible contra side order or CI. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book.

Restricting Crossing Against a Specific Source Category

The below crossing restrictions ~~are managed~~may be sent to the UBS ATS by each Subscriber on an order by order basis by sending the appropriate crossing restriction value on each order, or by the UBS SOR on behalf of the Subscriber. For details regarding available values please see the UBS ATS Specification at ubs.com/ats.
- Class A Direct Subscriber orders ~~received~~originating from RMM ~~may opt~~could be opted out of crossing with contras in Source Categories 3, 4 and/or 5. These crossing restrictions are determined by RMM and sent to the UBS ATS by the UBS SOR on behalf of RMM.
- Class A Direct Subscriber orders categorized as Source Category 2 ~~may opt~~could be opted out of crossing with contras in Source Categories 3, 4 and/or 5. These crossing restrictions are sent to the UBS ATS by the UBS SOR on behalf of the Subscriber. For this case, the Subscriber may only determine to opt out of crossing with contras in Source Categories 4 and/or 5. Only the UBS SOR may determine to opt out of crossing with contras in Source Category 3.
- Class A Direct Subscriber orders categorized as Source Category 3 ~~may opt~~could be opted out of crossing with contras in Source Categories 4 and/or 5. These crossing restrictions could be sent to the UBS ATS by the Subscriber and/or by the UBS SOR on behalf of the Subscriber, and may be determined by the Subscriber or the UBS SOR.
- Class A Indirect Subscriber orders categorized as Source Category 2 or 3 ~~may opt~~could be opted out of crossing with contras in Source Category 4 and/or 5. These crossing restrictions could be sent to the UBS ATS by the Subscriber and/or by the UBS SOR on behalf of the Subscriber and may be determined by the Subscriber or the UBS SOR.
- ~~All Subscribers in the UBS ATS may opt~~Class A Indirect Subscriber orders categorized as Source Category 2 could be opted out of crossing with contras in Source Category ~~5~~3, 4 and/or 5. For this case, the Subscriber may only request UBS to opt out of crossing with contras in Source Categories 4 and/or 5. Only the UBS SOR may determine to opt out of crossing with contras in Source Category 3.
- All Subscribers in the UBS ATS could opt out of crossing with contras in Source Category 5.

These crossing restrictions could be determined and sent to the UBS ATS by Subscribers and/or by the UBS SOR on behalf the Subscriber.

Conditional Indication Restrictions:

Conditional Indication restrictions can be used to limit interactions to certain types of Conditional Indications. More specifically, the Conditional Indication restrictions are available for Conditional Indications and firm order messages, on an order-by-order basis, by inserting one of the below designated values in the Conditional Invite Grade field:
- Generate Invites to all Conditional Indications (Invite Grade = 1)
- Generate Invites to Conditional Indications with a Medium Score or better (Invite Grade = 2)
- Generate Invites to Conditional Indications with a High Score or better (Invite Grade = 3)
- Generate Invites to Conditional Indications from UBS Algorithms only (Invite Grade = 4)

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

  ☐ Yes ■ No

If no, identify and explain any differences.

Restricting Crossing Against a Specific Source Category

~~The below~~For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions ~~are managed by each Subscriber on an order by order basis by sending the appropriate crossing restriction value~~that can be placed on ~~each order. For details regarding available values please see the UBS ATS Specification at www.ubs.com/ats~~.
- orders for Class A Direct ~~Subscriber orders received from RMM (a desk within the Broker-Dealer Operator) may opt out of crossing with contras in Source Categories 3, 4 and/or 5.~~
- ~~Class A Direct Subscriber orders categorized as Source Category 2 may opt out of crossing with contras in Source Categories 3, 4 and/or 5.~~
- ~~Class A Direct Subscriber orders categorized as Source Category 3 may opt out of crossing with contras in Source Categories 4 and/or 5.~~
- Class A Indirect ~~Subscriber orders categorized as Source Category 2 or 3 may opt out of crossing with contras in Source Category 4 and/or 5.~~

~~All~~ Subscribers ~~in the UBS ATS may opt out of crossing with contras in Source Category 5~~as well as all Subscribers.